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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-68503

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Southern Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1720 Windward Concourse, Suite 115
(No. and Street)

Alpharetta (City) GA (State) 30005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Holman (770) 777 - 9373
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – if individual, state last, first, middle name)

333 W. Wacker Drive, 6th Flr (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, John Holman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Southern Securities LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRANDON WARRES
NOTARY
EXPIRES
GEORGIA
Aug 16, 2021
PUBLIC
DEKALB COUNTY

Signature

Chief Operating Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FIRST SOUTHERN SECURITIES, LLC
Separately Bound
Financial Statement
For the Year Ended
December 31, 2019
With
Report of Independent Registered Public Accounting Firm



**Filed as PUBLIC Information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.**

TABLE OF CONTENTS

FGMK

Identifying opportunities.
Delivering solutions.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
First Southern Securities, LLC

***Opinion on the Financial Statement***

We have audited the accompanying statement of financial condition of First Southern Securities, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2015.

Chicago, Illinois
February 24, 2020

**FIRST SOUTHERN SECURITIES, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2019**

ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 328,008 |
| Receivable from clearing broker | | 67,259 |
| Deposit with clearing broker | | 1,330,617 |
| Securities owned, at fair value | | 568,159 |
| Due from related parties | | 23,129 |
| Furniture, equipment and leasehold improvements, net of accumulated depreciation amortization of $175,192 | | 57,379 |
| Right-of-use asset | | 206,156 |
| Other assets | | 33,947 |
| Total Assets | | $2,614,654 |

LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Due to clearing broker | $ | 637,533 |
| Due to related parties | | 15,000 |
| Accounts payable and accrued expenses | | 172,729 |
| Lease liability | | 230,972 |
| Total Liabilities | | 1,056,234 |
| MEMBERS' EQUITY | | |
| Total Members' Equity | | 1,558,420 |
| Total Liabilities and Members' Equity | $ | 2,614,654 |



The accompanying notes are an integral part of this financial statement.

# FIRST SOUTHERN SECURITIES, LLC
## NOTES TO FINANCIAL STATEMENT
### December 31, 2019

## NOTE A — DESCRIPTION OF BUSINESS

Organization and Description of Business: First Southern Securities LLC. ("the Company") is a registered broker dealer that began business in 2010. The Company is registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority and the securities commissions of appropriate states.

The Company's business is retail brokerage of marketable securities for customers located throughout the United States. The Company operates from offices located in Alpharetta, Georgia.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

## NOTE B – SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

A summary of the Company's significant accounting policies are as follows:

Accounting policies: The Company follows generally accepted accounting principles ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Furniture, Equipment and Leasehold Improvements: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: The Company has elected to be taxed as an S corporation whereby the income or losses of the Company flow through to its members and no income taxes are recorded in the accompanying financial statements.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Principal transactions and related revenues and expenses are recorded at fair value on a trade-date basis (as if they had settled). Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded in trading revenue in the statement of operations. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as receivable from clearing broker on the statement of financial condition.

Revenue from Contracts with Customers:

The Company follows Accounting Standards Codification ("ASC") Topic 606 *Revenue from Contracts with Customers* ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probably that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Services within the scope of ASC 606 include,

Trading, Commissions and Fees (Gross):

The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, and are recognized at the

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

point in time that the transaction is executed (i.e. the trade date). This includes riskless principal (government and corporate bonds) transactions in which the Company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. Company buys the bond at a lower price than it sells it. The riskless principal revenue is earned at the time the transaction is executed. Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value ["NAV"]), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge ["CDSC"]), or as a combination thereof. Revenue is recognized monthly as services are provided.

<u>Underwriting Commissions:</u>

These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

<u>Accounts Receivable:</u> The Company recognizes revenues as they are earned. Any revenues not received at the time they are considered to represent unconditional rights to consideration, are recorded as a receivable.

<u>Recent Accounting Pronouncements:</u> In February 2016, FASB issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842). FASB issued ASU 2016-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. Management adopted this standard effective January 1, 2019.



NOTE C — NET CAPITAL

The Company, as a registered broker dealer is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $1,007,476, which was $907,476 in excess of its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was 0.01 to 1.0.

**FIRST SOUTHERN SECURITIES, LLC**
**NOTES TO FINANCIAL STATEMENT**
**December 31, 2019**

NOTE D — LEASES

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a non-cancelable operating lease, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The Company has determined that the implicit rate of our leases is not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date of all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with short-term leases on a straight-line basis over the lease term.

The Company's leases do not include termination options for either party to the lease or restrictive financial or covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the year ended December 31, 2019 are as follows:

Amounts reported in the consolidated balance sheet as of December 31, 2019 were as follows:

| | |
|---|---|
| Operating leases: | |
| Operating lease ROU assets | $206,156 |
| Operating lease liabilities | 230,972 |

**FIRST SOUTHERN SECURITIES, LLC**
**NOTES TO FINANCIAL STATEMENT**
**December 31, 2019**

NOTE D — LEASES (CONTINUED)

Other information related to leases as of December 31, 2019 was as follows:

Supplemental cash flow information:

Cash paid for amount included in the measurement of lease liabilities:

| | |
|---|---|
| Operating cash flow from operating leases | $ 68,754 |

ROU assets obtained in exchange for lease obligations:

| | |
|---|---|
| Operating leases | $256,907 |

Weighted average remaining lease term:

| | |
|---|---|
| Operating leases | 3.5 years |

Weighted average discount rate:

| | |
|---|---|
| Operating leases | 7.0 % |

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligation include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modification or reassessments.

Maturities of lease liabilities under non-cancelable operating leases as of December 31, 2019 are as follows:

| | |
|---|---|
| 2020 | $70,831 |
| 2021 | 72,968 |
| 2022 | 75,165 |
| 2023 | 38,139 |
| Sub-total | 257,103 |
| (Less imputed interest) | (26,131) |
| Total | 230,972 |

NOTE E – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of individuals and other entities. The Company's transactions are collateralized and are executed with and on behalf of its customers, including other brokers and dealers and other financial institutions.

## NOTE E – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK (CONTINUED)

The Company introduces all customer transactions in securities traded on U.S. securities markets to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet-risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

## NOTE F – FAIR VALUE OF ASSETS AND LIABILITIES

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

FIRST SOUTHERN SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
December 31, 2019

NOTE F – FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including, for example, the type of instrument, whether the instrument is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the instrument.

The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2019.



| | Level 1 | Level 2 | Level3 | Total December 31, 2019 |
|---|---|---|---|---|
| Assets: | | | | |
| Securities owned: | | | | |
| State and municipal government bonds | $ - | $ 568,159 | $ - | $ 568,159 |

Fair value of investments securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges when available. If quoted prices are not available, fair value is determined using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

## NOTE F – FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

State and municipal government obligations which include U.S. Government securities and Government-sponsored enterprises are stated at fair value based on third-party dealer quotes. These financial instruments are classified in Level 2 of the fair value hierarchy.

The Company assesses the levels of the instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended December 31, 2019, there were no transfers of securities between levels.

## NOTE G – CLEARING BROKER AND CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The deposit with its clearing broker is refundable but, subject to offsets, if and when the Company ceases doing business with the clearing broker. As of December 31, 2019 the deposit with the clearing broker amounted to $1,330,617.

Amounts receivable from its clearing organization at December 31, 2019 consist of commissions receivable and funds on deposit in various accounts. The receivable is considered fully collectible and no allowance is required.

Amounts payable to the clearing broker dealer at December 31, 2019 of $637,533 consists of margin debt collateralized by securities owned. The margin debt bears interest at the federal funds rate (4.25% as of December 31, 2019) plus 2.5%.

## NOTE H – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2019.

## NOTE I – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

# FIRST SOUTHERN SECURITIES, LLC
## NOTES TO FINANCIAL STATEMENT
## December 31, 2019

NOTE J – RELATED PARTIES

During 2016, the members formed a limited liability company, First Southern LLC ("FS LLC"), a registered Broker-Dealer, pursuant to the laws of the Commonwealth of Puerto Rico. The Company and FS LLC entered into a commission sharing agreement for services connected to the Company's broker-dealer operations. Such services are with respect to the Company's investment activities and assistance with market research and analysis with respect to prospective investments.

The agreement's original term is one year and shall automatically extend for successive one-year periods unless either party terminates with 90-days prior written notice. The Company incurred commission share expenses during 2019 totaling approximately $1,400,000 to FS LLC. The outstanding payable as of December 31, 2019 was $15,000, and is included in Due to related parties.

During 2009, the members formed Phorcys Capital Partners, LLC, ("Manager") and Phorcys Opportunities I, LLC (the "Fund"), both organized as Delaware Limited Liability Companies. The Company executes substantially all of the Fund's securities transactions through accounts maintained at the Company and its clearing broker and custodian, Hilltop Securities. Manager serves as the manager of the Fund. The Manager and Fund pay reasonable expenses incurred in the execution of securities transactions, including expenses billed by the Company to the Manager and the Fund. The outstanding receivable as of December 31, 2019 was $1,494, is included in Due from related parties, and arose from this arrangement.

During 2017, the members formed FSAM, LLC, formerly named First Southern Asset Management, LLC, pursuant to the laws of the State of Georgia, as an Investment Advisor company. The Due from related party arises from this relationship in setting up the firm as an Investment Advisor. The outstanding receivable as of December 31, 2019 was $21,635.

NOTE K – LINE OF CREDIT

The Company had a line of credit agreement with a bank of $300,000, which expired February 21, 2019. There were no borrowings against the line of credit at December 31, 2019. The members let the line expire without renewal.

NOTE L – SUBSEQUENT EVENTS

The Company is selling its business lines to First Southern, LLC ("FS LLC"), a related party. The Company will maintain status as a broker dealer and continue to operate, effective in 2020. The Company will maintain its current business lines with FINRA.

Date of Management's Review: Subsequent events were evaluated through February 24, 2020, the date which the financial statements were available to be issued.